1900 K Street, NW Washington, DC 20006-1110
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www.dechert.com

Jane A. Kanter
Partner

jane.kanter@dechert.com
+1 202 261 3302 Direct
+1 202 261 3002 Fax

March 28, 2014

Via EDGAR Correspondence

Steven I. Amchan

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8010

Re:	ARK ETF Trust, et al.

File No.: 812-14172

Dear Mr. Amchan:

We are writing in response to comments provided by the staff of the Securities and Exchange Commission (“Staff”) electronically on March 25, 2014 with respect to an amended application (“Application”) for an order under Section 6(c) of the Investment Company Act, as amended (“1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act filed with the Securities and Exchange Commission (“SEC”) on November 29, 2013, on behalf of ARK ETF Trust, ARK Investment Management LLC and Foreside Fund Services, LLC. Below, we describe the changes made to the Application in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.[1]

Comment  1.     On page 8, in the first paragraph, please replace the third sentence with:

The Adviser to each Fund, or its or its respective Master Fund, may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, each of which will serve as sub-advisers to a Fund, or its respective Master Fund (each, a “Sub-Adviser”).

Response 1.     We have revised the Application accordingly.

Comment 2.    On page 20, in the first paragraph and the carryover paragraph, we note that comment 5 in our March 7th letter was implemented in the incorrect place. As a result, the last three sentences of the bottom carryover paragraph (which begin, “The Listing Market will disseminate...”) include an inaccurate representation and have become redundant. Therefore, please delete these three sentences.

[1]	Capitalized terms have the same meaning as in the Application unless otherwise indicated.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington  DC   EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris   ASIA   Beijing   Hong  Kong

Response 2.    We have revised the Application accordingly.

Comment 3.   On page 28, we note the incorrect footnote was deleted. Please restore the deleted footnote (“The Master Funds will not require relief from”) and delete the surviving footnote (“See Section V.B. for a discussion of the trading history of certain PowerShares ETFs...”).

Response 3.    We have revised the Application accordingly.

Comment 4.   On page 37, in the first paragraph, in the second sentence, please delete “or not subject to registration,.”

Response 4.    We have revised the Application accordingly.

*        *        *        *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3302. Thank you.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:      David P. Bartels, Branch Chief

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